Marriott Vacations Worldwide Corporation

August 9, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sonia Gupta Barros

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Marriott Vacations Worldwide Corporation

Form 10-12B

Filed June 28, 2011

File No. 001-35219

Dear Ms. Barros:

Marriott Vacations Worldwide Corporation (“Marriott Vacations Worldwide”) acknowledges receipt of your letter dated July 26, 2011 related to the above referenced filing. As our counsel discussed with you on August 5, 2011, Marriott Vacations Worldwide will require additional time to respond to your comments so that the company can complete its internal review of the subject matter raised in your letter and include updated financial and pro forma information in its response. Marriott Vacations Worldwide expects to deliver its response to your letter in late August or early September. We will contact you when we have more precisely determined the date of our response.

If you should have any questions, please direct them to me at 407-513-6895.

Sincerely,

/s/ James H Hunter

James H Hunter, IV Senior Vice President & General Counsel